

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 21, 2006

Mr. Daniel G. Stevens
Vice President and Chief Financial Officer
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

> **Re: Smithfield Foods, Inc.**
> **Form 10-K for Fiscal Year Ended May 1, 2005**
> **Filed July 11, 2005**
> **Response Letter Dated April 10, 2006**
> **File No. 1-15321**

Dear Mr. Stevens:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Jill S. Davis
                                    Branch Chief